Exhibit 99.1

Compensation Settlement Agreement

This Compensation Settlement Agreement (the “Agreement”) is made and entered into as of [   ], 2024, by and between:

OHMYHOME LIMITED, a corporation organized and existing under the laws of the Cayman Islands, with its principal place of business located at 11 Lorong 3 Toa Payoh Block B, #04-16/21, Jackson Square, Singapore 319579 (hereinafter referred to as the “Company”),

and

[   ], residing at [   ] (hereinafter referred to as the “Director”).

WHEREAS, the Director has voluntarily withheld part of their compensation since January 2024 and wishes to purchase newly issued shares of the Company at the latest share price to increase their holdings;

WHEREAS, the Company and the Director wish to settle the compensation withheld by issuing shares to the Director;

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, the parties hereto agree as follows:

1. Issuance of Shares

The Company agrees to issue a total of 217,565 ordinary shares to the Director at the closing share price on September 6, 2024 of $0.405 per share.

The shares will be issued as compensation for the withheld amount of S$114,548 (US$88,114).

2. Settlement of Compensation

The issuance of shares as described above shall constitute full and final settlement of the compensation withheld by the Director since January 2024.

The Director acknowledges and agrees that no further compensation is owed by the Company for the period of withholding.

3. Representations and Warranties

The Company represents and warrants that it has the full authority to issue the shares and that the shares will be duly authorized, validly issued, fully paid, and non-assessable.

The Director represents and warrants that they have the full authority to enter into this Agreement and that the acceptance of the shares constitutes full settlement of the withheld compensation.

4. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Singapore, without regard to its conflict of laws principles.

5. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, relating to such subject matter.

6. Amendments

Any amendments or modifications to this Agreement must be in writing and signed by both parties.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Ohmyhome Limited

By:
Name:	Rhonda Wong
Title:	Director and CEO

[Director]

By:
Name: